EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

     AGREEMENT made this 12 day of December 2001, between Ashport Mutual Funds, a Massachusetts business trust (the "Trust"), on behalf of each series of the Trust (the "Funds") and StateTrust Capital, LLC, a Florida Corporation (the "Adviser").

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, dated July 17, 2001 and amended November 19, 2001 pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund of the Trust as listed on Schedule A of the Investment Advisory Agreement between the Trust and the Adviser, as may be amended from time to time; NOW, THEREFORE, the parties hereto agree as follows:

1. Expense Waiver and Reimbursement by the Adviser. The Adviser agrees to reduce all or a portion of its management fee and, if necessary, and to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Funds to the extent necessary to limit the Funds' annualized expenses of each Fund to 3.5%.

2. Duty of the Fund to Reimburse. Subject to approval by the Funds' Board of Trustees, each Fund agrees to reimburse the Adviser on a monthly basis such deferred fees, including any expenses borne pursuant to paragraph 1 in later periods provided, however, that a Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred. The Trust's Board of Trustees shall review quarterly any reimbursement paid to the Adviser with respect to any Fund in such quarter.

3. Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4. Duration and Termination. This Agreement shall be effective for the period of one year from the effective date of the Funds and shall continue in effect thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (1) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended, (the "Disinterested Trustees") and (2) have no direct or indirect financial interest in the operation of this Agreement. In the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Disinterested Trustees or by a vote of the majority of the outstanding voting securities of the Trust. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as the date first written above.

ASHPORT MUTUAL FUNDS                    STATETRUST CAPITAL, LLC
By: /s/ David Vurgait                   By: /s/ Jeffrey Cimbal
Name:  David Vurgait                    Name:  Jeffrey Cimbal
Title:  President                       Title:  Chief Operating Officer